[redacted]

14042313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
DEC 30 2014
Washington DC
403

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAWSON FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3352 E. CAMELBACK RD
(No. and Street)

PHOENIX	AZ	85018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LONA NANNA 602-381-8588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC.
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE, STE 170	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TG 12/31/14

DD 1/5/14

OATH OR AFFIRMATION

I, ROBERT W. LAWSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAWSON FINANCIAL CORPORATION, as of SEPTEMBER 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Notary Public

LONA M NANNA
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
January 04, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lawson Financial Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended September 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Lawson Financial Corporation

We have audited the accompanying statement of financial condition of Lawson Financial Corporation (the "Company") as of September 30, 2014, and the related statement of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Lawson Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawson Financial Corporation as of September 30, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Lawson Financial Corporation's financial statements. The supplemental information is the responsility of Lawson Financial Corporation's management. Our audit proccedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 26, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

LAWSON FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2014

ASSETS

Cash	$	568,859
Cash segregated under federal and other regulation		10,621
Due from clearing organization		0
Securities owned:		
-marketable		5,256,595
Employee receivables		8,000
Furniture, equipment and leasehold improvements net of accumulated depreciation of $319,769		196,074
Interest receivable		29,862
Prepaid expenses		10,405
Investments in affiliate organizations		300,000
Other assets		179,146
Total Assets	$	6,559,562

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable		48,837
Due to clearing organization		2,412,154
Securities sold, not yet purchased, at market value		632,050
Commissions payable		1,476,007
Payable to related party		80,249
Total Liabilities	$	4,649,297
Common stock, $.01 par value, authorized 100,000 shares, issued 86,000 shares, outstanding 51,000 shares		860
Additional paid-in capital		524,140
Retained earnings		1,577,269
Less 35,000 shares of treasury stock at cost		(192,004)
Total Stockholder's Equity	$	1,910,265
Total Liabilities and Stockholder's Equity	$	6,559,562

The accompanying notes are an integral part of these financial statements

LAWSON FINANCIAL CORPORATION
Statement of Income
For the Year Ended September 30, 2014

REVENUES		
Trading profits	$	3,479,668
Investment banking		1,293,289
Commissions		150,171
Interest income		400,113
	$	5,323,241
EXPENSES		
Employee compensation and benfits		2,763,817
General and administrative		987,267
Interest		356,614
Professional fees		399,218
Occupancy and equipment costs		282,493
Regulatory fees and expenses		331,618
Advertising		253,944
Insurance		148,743
Communications and data processing		116,030
Seminars		53,282
Postage		55,459
Depreciation		27,754
Miscellaneous		129,532
	$	5,905,771
Net Income	$	(582,530)

LAWSON FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2014

Cash flows from operating activities:		
Net Income	$	(582,530)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		25,441
Increase (decrease) in cash resulting from changes in:		
Commissions receivable		0
Securities owned, marketable		750,409
Employee receivable		65,261
Interest receivable		16,100
Prepaid expenses		(408)
Other assets		(99,563)
Receivable/Payable to clearing organization		3,965,391
Accounts payable, accrued expenses, and other liabilities		(57,593)
Securities sold, not yet purchased		(3,691,513)
Commissions payable		(484,823)
Related party payable		(174,520)
Net cash provided by operating activities		(268,348)
Net cash used in investing activities:		0
Purchase of Fixed Assets		
Net increase in cash and cash equivalents		(268,348)
Cash and cash equivalents, beginning of year		847,828
Cash and cash equivalents, end of year	$	579,480
Supplemental cash flow information:		
Cash paid for interest	$	356,614

The accompanying notes are an integral part of these financial statements

LAWSON FINANCIAL CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2014

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings		Total
Balance, October 1, 2013	860	524,140	(192,004)	2,159,799	$	2,492,795
Net income for the year ended September 30, 2014				(582,530)		(582,530)
Balance, September 30, 2014	860	524,140	(192,004)	1,577,269	$	1,910,265

The accompanying notes are an integral part of these financial statements

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2014

1. Summary of Significant Accounting Policies

a. Basis of Presentation

Lawson Financial Corporation (the Company) is a securities broker-dealer and engages in activities as a market maker with offices in Arizona and Florida. The Company conducts security transactions fully disclosed with Pershing, LLC, which acts as its clearing broker. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended September 30, 2014, there is no difference between the Company's net income and comprehensive income.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

c. Financial instruments

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

1. Summary of Significant Accounting Policies, (continued)

d. Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

e. Receivables

The Company accounts for receivables on the cost basis. Trade receivables consist primarily of amounts due from Pershing, LLC and the Company has not encountered collection problems regarding these receivables. Other receivables are written off using the specific identification method at the time the Company determines the receivable to be uncollectible.

f. Allowance for Doubtful Accounts

Commissions and other receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the specific receivables, taking into consideration the age of the past due accounts and an assessment of the debtor's ability to pay. There is no allowance for doubtful accounts at September 30, 2014.

g. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using accelerated methods with estimated lives of five or seven years. Leasehold improvements are amortized over the estimated economic useful life of the improvement.

h. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Certain payments were made during the year which the IRS may deem payroll taxes should have been withheld. These financial statements do not have any adjustments for payroll taxes.

1. Summary of Significant Accounting Policies, (continued)

i. Income Taxes

As of July 1, 1991, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date. The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of September 30, 2014.

j. Advertising

Advertising and promotion costs are expensed as incurred.

2. Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2014.

2. Fair value measurement (continued)

Fair Value Measurements on a Recurring Basis

As of September 30, 2014

		Level 1	Level 2	Level 3	Total
Assets					
Financial Instruments owned:					
Municipal Bonds	$	-	4,960,734	-	4,960,734
Corporate Obligations		42,430	-	-	42,430
Other Securities		-	-	114,332	114,332
Collateralized Mortgage			71,211		71,211
Obligations		-	-	-	-
Equities		67,888	-	-	67,888
Totals	$	110,318	5,031,945	114,332	5,256,595
Liabilities					
Financial instruments sold, Not yet purchased					
Other Securities	$	-	632,050	-	632,050
	$	-	632,050	-	632,050

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2014.

Level 3 Financial Assets and Liabilities
Year Ended September 30, 2014
Total Gains/Losses Included in Income
Principal Transactions

		Beginning Balance	Realized Gains and (Losses) Related to Assets Held at Year End	Transfers In/Out	Purchases, Issuances, and Settlements	Ending Balance
Assets						
Financial Instruments Owned	$	-	(23,041)	-	137,373	114,332

3. Cash Segregated Under Federal and Other Regulations

Cash of $10,621 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Deposit with Clearing Organization

The Company is required to hold a cash deposit with its clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. In lieu of a clearing deposit, the Company obtained a letter of credit with BMO Harris Bank in the amount of $100,000 which can only be used to satisfy any clearing deficits with Pershing, LLC, the Company's clearing broker. As of September 30, 2014, the Company had not drawn on the letter of credit. The letter of credit specifies an interest rate of 3% in excess of prime. The line is collateralized by substantially all of the Company's assets.

5. Financial instruments with off-balance sheet risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2014, at fair values of the related securities and will incur a loss if the fair value of these securities increases subsequent to September 30, 2014.

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2014

6. Securities Owned

The amortized cost and estimated market values of investment trading securities at September 30, 2014 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Municipal bonds	$ 4,929,056	49,453	17,775	4,960,734
Other securities	137,373	2,607	25,648	114,332
Corporate obligations	164,076	835	122,481	42,430
Equities	10,538	57,370	20	67,888
Collateralized mortgage Obligations	70,806	405	-	71,211
	$ 5,311,849	110,670	165,924	5,256,595

The net unrealized loss at September 30, 2014 is $55,254 and is recognized in the current statement of income.

The amortized cost and estimated market value of investment trading securities at September 30, 2014, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated market value
Due in one to five years	$ 21,650	22,069
Due in five to fifteen years	1,545,920	1,551,413
Due in fifteen years to twenty years	666,756	675,495
Due in twenty years to thirty-nine years	2,694,730	2,711,757
	4,929,056	4,960,734
Other securities	137,373	114,332
Corporate obligations	164,076	42,430
Equities	10,538	67,888
Collateralized mortgage obligations	70,806	71,211
	$ 5,311,849	5,256,595

7. Receivable from Clearing Organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable from the clearing organization in the amount of $2,412,154 is from the purchase and sales of securities on a trade date basis at September 30, 2014.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and related net capital ratio may fluctuate on a daily basis. At September 30, 2014, the Company had net capital of $896,800 which was $646,800 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.79 to 1.

9. Lease Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease obligations for office space and equipment at September 30, 2014, are as listed below:

Years ending September 30:		
	2015	$63,542
	2016	64,312
	2017	65,697
	2018	66,811
	2019	47,435
	2020	41,663
	2021	42,704
	2022	43,772
	2023	44,866
	2024	45,988
	2025	7,696
	Total	$534,486

Certain leases contain escalation clauses. Rent expense for operating leases for the year ended September 30, 2014 was $268,992.

10. Related Party Transactions

The Company leases a condominium from a stockholder on a month-to-month basis. The rent for the year ended September 30, 2014, was $27,313, which is included in occupancy and equipment costs.

The Company leases its corporate offices from a company partially owned by the stockholder on a month-to-month basis. The rent during the year ending September 30, 2014 was $138,000, which is included in occupancy and equipment costs.

The Company has $80,249 in liabilities to related parties.

The investments in affiliated organizations are non-interest bearing and non-collateralized. These investments are carried at cost of $300,000.

11. 401(k) Plan

The Company has a 401(k) plan, which covers substantially all full-time employees over age 21 with at least one year of service. The plan provides for employee deferrals in accordance with the annual deferral limit as set by the Internal Revenue Code. The Company does not make matching contributions.

12. Concentrations and Credit Risks

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In normal industry practices, brokerage firms sell securities not yet purchased for their own account. The establishment of short positions exposes firms to off-balance sheet market risk in the event prices increase, as the firms may be obligated to acquire the securities at prevailing market prices.

The Company from time to time maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. For the year ended September 30, 2014, the Company had on deposit $202,561 in excess of federally insured limits.

13. Contingencies

The Company currently has no outstanding contingencies.

14. Subsequent Events

The company has evaluated subsequent events through November 14, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2014

Net Capital		
Total stockholder's equity		$ 1,910,265
Nonallowable assets		
Employee receivables	8,000	
Prepaid expenses	10,405	
Furniture, equipment and leasehold improvements	196,074	
Other assets	414,546	
Total deductions		629,025
Net capital before haircuts on securities positions		1,281,240
Haircuts		
State and municipal government obligations	331,890	
Other securities	5,559	
Corporate bonds and obligations	3,081	
Equities	9,357	
Short Inventory	34,553	
Undue Concentration	-	
Total haircuts		384,440
Net capital		$ 896,800
Aggregate indebtedness		
Accounts payable, accrued expenses, and other liabilities, as adjusted		$ 1,605,093
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 107,006
Minimum dollar net capital requirement		$ 250,000
Net capital requirement (greater of above)		$ 250,000
Excess net capital		$ 646,800
Excess net capital at 1000%		$ 736,291
Ratio: Aggregate indebtedness to net capital		1.79 TO 1

Schedule I, (continued)

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2014

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

There is a difference of $79,033 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2014.

Net capital per unaudited schedule		$817,766
Adjustments		
Retained earnings	78,395	
Non-allowable assets	639	
		79,034
Net capital per audited statements		$896,800

Schedule II

LAWSON FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements for Broker Dealers
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2014

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer agent or issuer during the forty days	-
Total credit items	-
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection and net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver customers' securities not older than thirty calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Total debit items	-
Excess of total credits over total debits	$ -
Reserve Computation	
105% of total credits over total debits	$ -
Amount held on deposit in reserve bank accounts	$ 10,621

Note: The Computation of Reserve Requirements under Rule 15c3-3 as of September 30, 2014 computed by Lawson Financial Corporation in its Form X-17A-5, Part II filed with the Financial Industry Regulatory Authority on October 25, 2014, agrees with that shown above.

Schedule III

LAWSON FINANCIAL CORPORATION
Information relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2014

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of September 30, 2014 for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2014, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -

Lawson Financial Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lawson Financial Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Lawson Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Lawson Financial Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lawson Financial Corporation's management is responsible for Lawson Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended September 30, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Lawson Financial Corporation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 26, 2014

Lawson Financial Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2014

		Amount
Total assessment	$	10,519
SIPC-6 general assessment Payment made on April 24, 2014		(5,103)
SIPC-7 general assessment Payment made on December 23, 2014		(5,416)
Total assessment balance **(overpayment carried forward)**	$	-

Lawson Financial Corporation
Report on Compliance Provisions
Report Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended September 30, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have examined Lawson Financial Corporation's statements, included in the accompanying Assertions Regarding Compliance, that (1) Lawson Financial Corporation's internal control over compliance was effective during the most recent fiscal period beginning June 1, 2014 and ending September 30, 2014; (2) Lawson Financial Corporation's internal control over compliance was effective as of September 30, 2014; (3) Lawson Financial Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and (4) the information used to state that Lawson Financial Corporation was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Lawson Financial Corporation's books and records. Lawson Financial Corporation's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Lawson Financial Corporation's with reasonable assurance that non- compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2*340 of the Financial Industry Regulatory Authority* that requires account statements to be sent to the customers of Lawson Financial Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Lawson Financial Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Lawson Financial Corporation's internal control over compliance was effective as of and during the most recent fiscal period beginning June 1, 2014 and ending September 30, 2014; Lawson Financial Corporation complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014 was derived from Lawson Financial Corporation's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Lawson Financial Corporation's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Lawson Financial Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Lawson Financial Corporation's statements referred to above are fairly stated, in all material respects.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
December 26, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

LAWSON
FINANCIAL
CORPORATION
INVESTMENT BANKERS
SECURITY BROKERS

Lawson Financial Corporation
Annual Compliance Report
October 29, 2014

In accordance with SEC Rule 17a-5 we hereby submit the following compliance report:

Lawson Financial Corporation has established and maintained internal control over compliance that has the objective of providing us with reasonable assurance that non-compliance with rules 240.15c3-1, 240.15c3-3, and 240.17a-13, or any rule of our designated examining authority that requires account statements be sent to our customers will be prevented or detected on a timely basis.

Our internal control over compliance was effective during our most recent fiscal year, and was effective as of the end of our most recent fiscal year which ended September 30, 2014.

We were in compliance with 240.15c3-1 and 240.15c3-3 as of the end of the most recent fiscal year. The information used to state that we were in compliance with 240.15c3-1 and 240.15c3-3 was derived from our books and records.

We did not have any material weakness in our internal control over compliance during our most recent fiscal year. We also did not have any instance of non-compliance with rules 240.15c3-1 or 240.15c3-3e as of the end of our most recent fiscal year which was September 30, 2014.

Lona M Nanna

Lona M. Nanna, CFO
Lawson Financial Corporation

(602) 381-8588 • NAT (800) 888-3802 • FAX (602) 956-8820
3352 East Camelback Road • Phoenix, Arizona 85018